
August 12, 2010

Via US Mail and Facsimile
Daniel W. Amidon, Esq.
PDC 2004-B, C, D Limited Partnerships
1775 Sherman Street, Suite 3000
Denver, CO 80203

> **RE:** **PDC 2004-B Limited Partnership**
> **PDC 2004-C Limited Partnership**
> **PDC 2004-D Limited Partnership**
> **Schedules 13E-3 filed by PDC 2004-B, C & D Limited**
> **Partnerships, Petroleum Development Corporation and DP**
> **2004 Merger Sub, LLC**
> **Filed July 14, 2010**
> **File Nos. 005-855564, 005-85565, and 005-85566**
>
> **Preliminary Proxy Statements on Schedule 14A**
> **Filed July 14, 2010**
> **File Nos. 000-51219, 000-51220 and 000-51221**
>
> **Forms 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed by PDC 2004-B, PDC 2004-C and PDC 2004-D**
> **Filed March 15, 2010**
> **File Nos. 000-51219, 000-51220 and 000-51221**

Dear Mr. Amidon

      We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Mr. Daniel Amidon
PDC 2004-B Limited Partnership
PDC 2004-C Limited Partnership
PDC 2004-D Limited Partnership
August 12, 2010
page 2

Schedule 13E-3

General

1. To avoid unnecessary repetition, please note that each comment applies to each of PDC-2004-B, PDC 2004-C or PDC 2004-D.

2. Messrs. Brookman, Shellum and Amidon are currently directors of Petroleum Development Corporation and directors of the merger sub. It would appear that they are affiliates engaged in the current going private transaction. Please revise to include them as filing persons and include all the disclosure required of such filing persons for purposes of Rule 13e-3. Alternatively, please advise us as to why this is not necessary. Please refer to Compliance & Disclosure Interpretation 201.05 available at http://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm.

3. Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Please amend the disclosure to include all of the required information for all filing persons, including DP 2004 Merger Sub, LLC. In this regard, throughout the proxy, disclosures required by Schedule 13e-3 are provided by PDC and the partnership but are inconsistently provided or omitted for the merger sub. Please revise to address for example, whether the merger sub believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and disclose the analysis of the material factors upon which the merger sub relied on in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

Schedule 14A

Summary Term Sheet, page 1

4. Please revise the information contained in the summary term sheet to be in bullet point format. Also, ensure the most material aspects of the going private transaction are described in the summary. For example, highlight in a succinct form in the summary term sheet:

    • the procedural and substantive fairness determination made by each filing person;

    • the total merger consideration to be received per unit, the valuation method used and its limitations; and,

Mr. Daniel Amidon
PDC 2004-B Limited Partnership
PDC 2004-C Limited Partnership
PDC 2004-D Limited Partnership
August 12, 2010
page 3

- the extent of the conflicts of interest resulting from the affiliation of the parties.

Operating Revenue, page 4

5.   Please expand the disclosure regarding projections and forecasts to provide the basis for such projected financial estimates. As such, please revise to disclose in tabular format financial statement line items that will facilitate securityholders' analysis and comparison of the financial information presented.

6.   Please disclose whether the projections prepared by management and presented in the disclosure in this section are the same projections provided to the financial advisor for purposes of rendering its fairness opinion.

Regulatory, Industry and Economic Factors, page 5

7.   We note disclosure that the prospective financial information was not presented with a "view toward compliance with published guidelines of the Securities & Exchange Commission…" Please refer to our comment regarding the need to update forward looking statements as may be required to reflect material changes in the existing disclosure. Further, please confirm your understanding that the partnership is responsible for the accuracy and completeness of the disclosure it presents in its filings.

Special Factors With Respect to the Merger, page 9

Background of the Merger, page 9

8.   We note that PDC's Board of Directors began considering a possible buyout of investors in "certain of its limited partnerships" as early as 2006. You disclose that in August 2008, neither PDC nor the special committee specifically proposed or considered an acquisition of PDC 2004-B, PDC-2004-C or PDC 2004-D. Please revise to clarify when specifically PDC and the special committee began considering a buyout of each of the partnerships (PDC 2004-B, PDC 2004-C, PDC 2004-D). Please also disclose any factors PDC considered in determining which of its partnerships should be acquired.

9.   In an appropriate place in this discussion, expand the disclosure of the background of the transaction to describe all discussions, meetings, contacts and reports among the PDC Board on behalf of PDC, the special committee on behalf of PDC in its capacity as the managing general partner of the partnership, any legal and/or financial advisors and any other limited partners/investors regarding

Mr. Daniel Amidon
PDC 2004-B Limited Partnership
PDC 2004-C Limited Partnership
PDC 2004-D Limited Partnership
August 12, 2010
page 4

the proposed merger. For example, please revise to disclose:

- the process leading up to the identification of "certain limited partnerships" that PDC would acquire;

- members of PDC management present during the negotiations that occurred during the timeframes referenced in the disclosure;

- proposed tentative prices and/or price ranges per unit for the various partnerships, including each of the PDC 2004-B, PDC 2004-C and PDC 2004-D that were proposed in the spring of 2010 and all material factors that the PDC board considered in valuing the partnership units at that time;

- the principal terms of the initial draft merger agreement presented;

- the details regarding the "overview" presented by PDC management in presentations held in April 2010, inclusive of disclosure regarding the specific economic parameters PDC used in valuing the partnership units;

- the transaction comparables discussed at the April 2010 meeting between PDC management and the financial advisor, Houlihan Lokey; and,

- details regarding the terms of all offer and counter-offer proposals between PDC management and the special committee, including counter offers with respect to the price per unit to be paid to investors in a merger transaction.

10. Refer to Item 1013(c) of Regulation M-A. Please revise to disclose the reasons for each filing person's decision to pursue the going private transaction at this time. In this regard, we note that many of the reasons PDC and the partnership cite for pursuing the transaction appear to have existed for several years.

11. In your revised 13E-3 filing, please amend your disclosure and state the effect of the Rule 13e-3 transaction on each affiliate's interest in the net book value and net earnings of the partnership in terms of both dollar amounts and percentages, pursuant to Instruction 3 of Item 1013 of Regulation M-A.

Recommendation of the Board of Directors of PDC and the Special Committee, page 13

12. We refer to Item 1014 of Regulation M-A. Revise to include an analysis of fairness based on both substantive fairness as outlined in Instruction 2 of Item 1014 of Regulation M-A and procedural fairness as outlined in Item 1014(c)-(f) of

Mr. Daniel Amidon
PDC 2004-B Limited Partnership
PDC 2004-C Limited Partnership
PDC 2004-D Limited Partnership
August 12, 2010
page 5

Regulation M-A. To the extent the filing parties believe the transaction to be fair to unaffiliated securityholders, the revised disclosure should expressly address:

- how such a conclusion was reached give the absence of any of the factors in Items 1014(c)-(d) of Regulation M-A;

- whether the special committee's valuation methodology with respect to the valuation of the units differed from the valuation methodology employed by the PDC Board on behalf of PDC as disclosed on page 41; and,

- the financial advisor's discounted cash flow and selected companies analyses which yielded values per unit that were above the per unit merger consideration being offered.

13.   Please revise to disclose why PDC chose the multiple of 4.5x cash flow for a partnership for the referenced period versus any other multiple in excess of 4.0x the cash flow to value the partnership's units.

14.   Please revise to clarify for each partnership, the unique factor(s) that the general partner considered in valuing the limited partnership units of a particular partnership. We note that the disclosure provided regarding consideration of factors is virtually identical for all the 2004 partnerships that have filed a Schedule 13e-3, yet the merger consideration varies per partnership. For example, clarify whether valuations of differing multiples in excess of 4.5x the cash flow for a partnership for the period ended June 1, 2010 were considered by PDC for each partnership based on unique attributes or analyses considered for each partnership and if not, why not.

15.   Please note that if a filing person has based its fairness determination on the analysis of factors undertaken by others (e.g., the financial advisor or PDC Board), the filing person must expressly adopt this analysis and discussion as its own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A. Please refer to Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). In this respect, please revise to disclose each filing person's basis for the fairness determination reached and analysis undertaken. Your disclosure should be provided for each filing person (i.e., PDC, merger sub and the partnership and any other affiliates engaged in the going private transaction who are added in response to comment 2).

16.   Further to our comment above. To the extent the PDC Board or special committee did not adopt another person's discussion and analysis or the Houlihan Lokey analyses and if the filing person's respective discussion does not address

Mr. Daniel Amidon
PDC 2004-B Limited Partnership
PDC 2004-C Limited Partnership
PDC 2004-D Limited Partnership
August 12, 2010
page 6

each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, the PDC Board and special committee must discuss any unaddressed factor(s) in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. Please revise your disclosure consistent with this comment as it does not appear that the partnership (through the special committee) or the merger sub have provided all of the disclosure required.

17.   Please clarify disclosure regarding PDC's expectations regarding future commodity prices and how this factored into the PDC Board's and special committee's recommendation to pursue the transaction at this time. In addition, please set forth the basis for any such expectations as to commodity prices. In this regard, provide supplemental support for disclosure in the proxy statement regarding expectations with respect to natural gas prices.

Opinion of the Special Committee's Financial Advisor, page 14

18.   We note that Houlihan Lokey performed a Selected Companies Analysis and Selected Transactions Analysis. Please revise to provide expanded disclosure concerning the methodology and criteria used in selecting the comparator companies and transactions.

19.   We note disclosure referencing presentations given by the special committee in April 2010 and the involvement of Houlihan Lokey at that time in considering the transaction. Please clarify whether any presentations were made by the financial advisor at that time. In this regard, please note that each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. If appropriate, please revise to summarize all the presentations or reports provided during the course of the meetings you have described, including preliminary analyses and reports. In addition, confirm that you have filed all such reports, opinions, or appraisals as exhibits to the Schedule 13E-3.

Cautionary Statement Regarding Forward-Looking Statements, page 34

20.   Please note that the safe harbor provisions of the Private Securities Litigations Reform Act of 1995 are not applicable to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009. Please amend your proxy statement to disclose that such safe harbors are not applicable

Mr. Daniel Amidon
PDC 2004-B Limited Partnership
PDC 2004-C Limited Partnership
PDC 2004-D Limited Partnership
August 12, 2010
page 7

and include disclosure in the proxy statement stating that the safe harbor provisions in periodic reports incorporated by reference into the proxy statement do not apply to any forward-looking statements the Company makes in connection with the going-private transaction.

21.   We note the sentence in the discussion of forward-looking statements noting that the partnership does not have a duty to update any of the forward-looking statements to reflect subsequent events or circumstances unless required by applicable SEC rules. Please clarify this statement and acknowledge that the partnership is obligated to amend and promptly disseminate revised information in the event that its existing disclosure materially changes. Refer to Rule 13e-3(e)(2). Please revise your disclosure accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 49

22.   We note that Petroleum Development Corporation as the Managing Partner of the partnership, beneficially owns greater than 5% of outstanding units. Notwithstanding, we were unable to locate a beneficial ownership report on file. Please advise

Summary Financial Information, page 57

23.   Please note the requirements for the age of financial statements at the time of mailing of the proxy statement and update your interim financial statements through the quarter ended June 30, 2010. Refer also to Item 1010(a) and 1010(c) of Regulation M-A.

Partnership Reserve Report as of December 31, 2009, page D-1

24.   Item 1202(a)(8)(v) of Regulation S-K requires that the third party report include the primary economic assumptions underlying the reserves estimate. Revise the report to indicate the average price that was used in the reserves calculation.

25.   The closing paragraph states in part that the report "was prepared for the exclusive use and sole benefit of…" the partnership named. As Item 1202(a)(8) of Regulation S-K requires the report, please obtain and file a revised version which retains no language that could suggest either a limited audience or a limit on potential investor reliance.

Mr. Daniel Amidon
PDC 2004-B Limited Partnership
PDC 2004-C Limited Partnership
PDC 2004-D Limited Partnership
August 12, 2010
page 8

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 9A(T). Controls and Procedures

26.   Please revise your disclosure to provide the Managing General Partner's
        assessment of the effectiveness of your internal control over financial reporting as
        of December 31, 2009, including a statement as to whether or not internal control
        over financial reporting is effective. In addition, please ensure your amended
        disclosure identifies the framework the Managing General Partner used to
        evaluate the effectiveness of internal control. Accordingly, please revise your
        disclosure to fully comply with the guidance of Rule 308T of Regulation S-K.

Exhibit 99.2

27.   Item 1202(a)(8)(v) of Regulation S-K requires that the third party report include
        the primary economic assumptions underlying the reserves estimate. Revise the
        report to indicate the average price that was used in the reserves calculation.

28.   The closing paragraph states in part that the report "was prepared for the
        exclusive use and sole benefit of …" the respective partnership named. As Item
        1202(a)(8) of Regulation S-K requires the report, please obtain and file a revised
        version which retains no language that could suggest either a limited audience or
        a limit on potential investor reliance.

Closing Comments

        As appropriate, please amend your filings in response to these comments. You
may wish to provide us with marked copies of the amended filings to expedite our
review. Please furnish a cover letter with your amended filing that keys your responses
to our comments and provides any requested supplemental information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amended filings and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
material information to investors. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from each filing person acknowledging that:

        •   the filing person is responsible for the adequacy and accuracy of the

Mr. Daniel Amidon
PDC 2004-B Limited Partnership
PDC 2004-C Limited Partnership
PDC 2004-D Limited Partnership
August 12, 2010
page 9

disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Suying Li at (202) 551-3335 or, in her absence, Shannon Buskirk at (202) 551-3717 with any questions on the accounting comments. Please direct all other questions to the undersigned at (202) 551-3757. You may also contact me via facsimile at (202)772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions